Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD CONFIRMS LARGE-SCALE RESOURCE FOR TIMMINS WEST MINE

•                  Timmins West Mine resources (including Thunder Creek (“TC”) and Timmins (“TI”) deposits) total 1,914,000 ounces, comprised of 1,122,500 ounces gold (“Au”) grading 5.99 grams per tonne (“gpt”) in Indicated category and 791,500 ounces Au grading 5.76 gpt in Inferred category (using base case 1.5 gpt cut-off grade)

•                  Updated TI deposit resource totals 882,400 ounces, comprised of 600,900 ounces Au grading 6.34 gpt in the Indicated category and 281,500 ounces Au grading 5.54 gpt in the Inferred category

•                  Preliminary economic assessment (“PEA”) and updated reserve for Timmins West Mine to be released in first quarter 2012

•                  Potential for additional resources from extensions and new discoveries considered excellent, definition and expansion drilling in progress.

TORONTO, ONTARIO—(Marketwire — February 15, 2012) - Lake Shore Gold Corp. (TSX:LSG)(NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced an updated National Instrument (“NI”) 43-101 resource estimate for the Company’s Timmins West Mine which is located in Timmins, Ontario. The Timmins West Mine includes the TI and TC deposits. The updated resource for the Timmins West Mine includes 1,122,500 ounces Au (5,826,000 tonnes grading 5.99 gpt in the Indicated category) and 791,500 ounces Au (4,272,000 tonnes at an average grade of 5.76 gpt) in the Inferred category.  The new resource statement includes updated resources for the TI deposit from the previous estimates issued in September 2009, as well as the initial resource for the TC deposit that was first released on November 16, 2011. A summary of resources at the Timmins West Mine is provided below:

Table 1.

Deposit	Category	Tonnes	Capped Grade (gpt (i) Au)	Ounces Au
Timmins	Indicated	2,949,000	6.34	600,900
	Inferred	1,579,000	5.54	281,500
Thunder Creek	Indicated	2,877,000	5.64	521,600
	Inferred	2,693,000	5.89	510,000
Total	Indicated	5,826,000	5.99	1,122,500
	Inferred	4,272,000	5.76	791,500

(i) Grams per tonne

Note: The resource estimate for TI deposit was estimated using the Inverse Distance to the power 3 (ID3) interpolation method with all gold assays capped to 70 gram metres for the Ultramafic Zone and 40 gram metres for the Vein Zones. The resource estimate for the TC deposit was estimated using the Inverse Distance to the power 2 (ID2) with all gold assays capped to 75 gram metres. An assumed long-term gold price of US$1,200 per ounce was used for both deposits. The base case estimate assumes a cut off grade of 1.5 gpt. Sums may not add due to rounding.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With just under two million ounces in total resources, we have established a very solid base capable of supporting many years of production at the Timmins West Mine. The fact is we are not just building a mine on the west side of the City of Timmins, but rather we are building a large mining complex that we expect to operate for a very long time.

“Completing the updated resource for Timmins West is a very important step for our Company. As more work has been performed our understanding of the TI deposit has greatly increased from the time of the previous resource estimate. The new resource has been calculated based on our reinterpretation of drill results, increased knowledge gained as a result of the mining and development work performed over the last year and a half, as well as from the results of additional infill drilling of the deposit. Our updated resource model is significantly improved and provides us with a very high level of confidence as we progress with mine planning. We have already identified significant gaps within the overall TI deposit structure which lie in close proximity to existing resource blocks and have excellent potential to host new resources with additional drilling.

“We are making significant investments in development and diamond drilling in 2012 at Timmins West Mine in order to convert indicated resources to reserves and inferred resources to measured and indicated. This work will also allow us to increase production capacity at the mine in support of reaching a 3,000 tonne per day processing rate by late this year when we complete our ongoing mill expansion. By that time, we will have completed sufficient mine development and infill diamond drilling to support operations at Timmins West Mine for a considerable time and will be positioned for strong production growth by the fourth quarter.”

The Company intends to file a Technical Report that is in compliance with the requirements of NI 43-101 within 45 days of the issue of this news release. The report will be in the form of a PEA covering the TI and TC deposits and will contain further details regarding the updated resource estimate and preliminary mining studies. In addition, before the end of the first quarter, the Company plans to release an updated reserve for Timmins West Mine, which will be calculated from the Mine’s existing 1,122,500 ounces of Indicated resources and will incorporate work included in the PEA.

The updated TI deposit resource estimate announced today was calculated using an adjusted geological model which incorporates recent observations indicating that mineralization is closely related to quartz vein swarms and stockworks with bulk mining potential. A base case cut-off grade of 1.5 gpt was used, which most closely reflects the continuity of the mineralization into mineable shapes. The Company utilized more rigorous estimation methods in completing the updated resource.

The previous resource at TI deposit was contained in a NI 43-101 report published in September 2009 and included a total of 3,245,000 tonnes grading 8.56 gpt (892,700 ounces) in the Indicated category and 894,000 tonnes, grading 5.74 gpt (164,900 ounces) in the Inferred category. Based on a sensitivity analysis using a 3.0 gpt cut-grade, the cut off used for the previous resource estimate, the total average grade of the updated resource is 7.56 gpt, within 5% of the previous estimate. The reduction in total ounces from the previous estimate reflects depletion of 90,000 ounces from mining activities since September 2009, as well as the removal of ounces in some areas, mainly in the Vein and Footwall zones of the upper part of the Mine, where drilling to date has not verified grade and continuity to the level required under the Company’s current criteria for resource estimation. Further drilling in these areas may lead to ounces being added back to the resource.

The updated resources at TI deposit are contained in three separate zones lying between the 200 Level and the 1300 metre level including the Vein Zone, Footwall Zone and Ultramafic Zone (see Table 3). The resource includes 445 holes of new underground drilling, completed since September 2009 for 86,408 metres. Most of the new holes were drilled from platforms located between the 260 and the 650 metre levels in the mine, and were designed as infill and definition drill holes to test areas above the 800 metre level. Typical drill spacing for Indicated resources is less than 25 metres and for Inferred resources is less than 50 metres. A review of areas between and along strike of the resource models indicates there are significant information gaps in drilling, especially below the 650 Level which host substantial potential for new resources with further drilling. Work to develop new platforms and complete the required drilling is now in progress, and will continue throughout the year.

Included within the mineral resource estimate is a sensitivity analysis from the base case cut-off grade of 1.5 gpt using various cut off grades between 1.00 and 3.00 gpt. The analyses were conducted for both the TI deposit alone as well as for the Timmins West Mine in total and indicates the robust nature of the overall resource and potential to optimize the mining grade and maximize margins and profitability at increased cut-off grades with little loss of ounces.

Table 2.

Timmins Deposit

Cut-Off Grade (gpt)	Tonnes	Grade (gpt)	Ounces Au
1.0	4,935,000	5.66	898,800
1.5 (Base Case)	4,528,000	6.06	882,400
2.0	4,093,000	6.52	857,900
3.0	3,248,000	7.56	789,900

Timmins West Mine

Cut-Off Grade (gpt)	Tonnes	Grade (gpt)	Ounces Au
1.0	11,065,000	5.49	1,953,000
1.5 (Base Case)	10,098,000	5.90	1,914,000
2.0	9,068,000	6.37	1,856,100
3.0	7,230,000	7.35	1,709,000

Notes:

1.    Grades are capped to 75 gram-metres for TC, 70 gram-metres for the Ultramafic Zone and 40 gram-metres for the Vein Zones.

2.    Sums may not add due to rounding

3.    Tonnages and grades are reported on an unclassified basis for information purposes only.

The base case resource estimate and sensitivity calculations were completed using an assumed minimum mining width of two metres, US$/C$ exchange rate of 0.93, average production costs of $82.00 per tonne and average processing recoveries of 96.5%.

Qualified Persons

The Company’s Overall Qualified Person (“QP”) for geology at Timmins West Mine is Dean Crick, P. Geo, Director of Geology, while the QPs for the updated resource estimate are Bob Kusins, P. Geo, Chief Resource Geologist and Ralph Koch, P. Geo, Chief Mine Resource Geologist. Dean Crick, Bob Kusins and Ralph Koch are all considered Qualified Persons according to the definitions of NI 43-101 and are all employees of Lake Shore Gold. As QPs, they have prepared or supervised the preparation of the scientific or technical information and have verified the data disclosed in this press release. The resource estimate has also been reviewed by Michel Dagbert, P. Eng of SGS Canada Inc. Mr. Dagbert is independent of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in and around the century-old Timmins Gold Camp. The Company is in commercial production at the Timmins West Mine, comprising the TI and TC deposits, and is progressing with an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which is operational at a capacity of 2,000 tonnes per day and is currently being expanded to a 3,000 tonne per day with completion targeted for late 2012. The Company continues to invest aggressively in exploration at its multiple properties in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that resources reported in this news release can be mined economically, and further work is required to identify reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Table 3. — Timmins Deposit Resources Grouped By Level - 1.50 gpt cut off

				Capped
GRADE GROUP	Level	Zone	Tonnes	Grade	Ounces
Indicated	260TOSUR	VEINS	71,000	4.21	9,600
		FW_ZONES	8,000	6.30	1,700
		UM_ZONES
		All zones	79,000	4.44	11,300
	525TO260	VEINS	331,000	5.45	58,000
		FW_ZONES	249,000	4.23	33,900
		UM_ZONES	—	—	—
		All zones	580,000	4.93	91,900
	650TO525	VEINS	9,000	6.75	2,000
		FW_ZONES	161,000	3.99	20,600
		UM_ZONES	320,000	5.94	61,100
		All zones	490,000	5.32	83,700
	650BELOW	VEINS	—	—	—
		FW_ZONES	144,000	6.02	27,900
		UM_ZONES	1,655,000	7.25	386,000
		All zones	1,799,000	7.16	413,900
	All	VEINS	411,000	5.26	69,600
		FW_ZONES	562,000	4.65	84,100
		UM_ZONES	1,975,000	7.04	447,100
		All zones	2,949,000	6.34	600,900
Inferred	260TOSUR	VEINS	—	—	—
		FW_ZONES	—	—	—
		UM_ZONES	—	—	—
		All zones	—	—	—
	525TO260	VEINS	41,000	6.33	8,300
		FW_ZONES	—	—	—
		UM_ZONES	—	—	—
		All zones	41,000	6.33	8,300
	650TO525	VEINS	—	—	—
		FW_ZONES	64,000	4.38	9,000
		UM_ZONES	2,000	3.73	200
		All zones	66,000	4.36	9,300
	650BELOW	VEINS	—	—	—
		FW_ZONES	94,000	7.51	22,800
		UM_ZONES	1,378,000	5.44	241,100
		All zones	1,472,000	5.57	263,900
	All	VEINS	41,000	6.33	8,300
		FW_ZONES	159,000	6.24	31,800
		UM_ZONES	1,380,000	5.44	241,300
		All zones	1,579,000	5.54	281,500